UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended DECEMBER 31, 2001

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

COMMISSION FILE NUMBER: 0-8483

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CERES GROUP, INC. 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CERES GROUP, INC.
17800 Royalton Road
Cleveland, Ohio 44136-5197

TABLE OF CONTENTS

Report of Independent Auditors

Board of Trustees
Ceres Group, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2001 and 2000, and changes therein (modified cash basis) for the year ended December 31, 2001, on the basis of accounting described in Note B.

Our audits were performed for the purposes of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 14, 2002

1

Ceres Group, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31,	
	2001	2000
Assets		
Investments held by Massachusetts Mutual Life Insurance Company:		
Deposit Administration Group Annuity Contract #FL-2372 (variable interest rate), at contract value	$ 8,029,421	$ 6,465,956
Ceres Group, Inc. Common Stock, at fair value	813,774	658,687
Pooled Separate Investment Accounts, at fair value	10,503,924	13,577,334
Participant loans	543,058	522,712
Net assets available for benefits	**$19,890,177**	$21,224,689

See notes to financial statements.

2

Ceres Group, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

Year Ended December 31, 2001

Additions	
Net investment income (loss)	
Net depreciation in fair value of investments	**$ (1,724,569)**
Interest and dividends	**468,862**
Net investment loss	**(1,255,707)**
Contributions	
Employer	**777,499**
Employee	**1,762,578**
Rollovers	**54,677**
Total contributions	**2,594,754**
Total additions	**1,339,047**
Deductions	
Benefits paid to participants or beneficiaries	**2,610,465**
Administrative expenses	**63,094**
Total deductions	**2,673,559**
Net decrease	**(1,334,512)**
Net assets available for benefits at beginning of year	**21,224,689**
Net assets available for benefits at end of year	**$19,890,177**

See notes to financial statements

3

Notes to Financial Statements (Modified Cash Basis)

December 31, 2001 and 2000 and
Year Ended December 31, 2001

A. Description of the Plan

The following description provides only general information regarding the Ceres Group, Inc. 401(k) Plan or the Plan and participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All employees of Ceres Group, Inc. and subsidiaries, or Ceres, a public registrant, that have attained 18 years of age are eligible to participate in the Plan commencing the first day of the month following an individual's month of hire.

Plan Changes

Effective January 1, 2001, the Plan was amended to:

- increase the employer match known as the Company Match Contribution to 50% of the first 6% of each participant's salary deferrals;

- allow participants to make after-tax contributions of up to 15% of their compensation; and

- enhance the installment benefit payment options that a participant may elect upon termination, retirement, disability or death.

Contributions

Participants may make contributions to the Plan through payroll deferrals. Participants can elect to make pre-tax contributions from 1% to 15% of their compensation and can elect to make after-tax contributions up to 15% of their compensation. In addition to the Company Match Contribution, Ceres will match 100% of each participant's contributions, known as the Stock Match Contribution, to the Ceres Group, Inc. Stock Fund or Company Stock Fund, up to a

A. Description of the Plan (continued)

maximum of $1,000 per year provided that the participant agrees that the pre-tax contributions cannot be transferred out of the Company Stock Fund for a minimum of two years.

Additionally, Ceres may contribute a Profit Sharing Contribution to the Plan, as determined by the Board of Directors. All eligible, active employees who have worked over 1,000 hours during the plan year and who are employed on the last day of the plan year share in this contribution. Participants who leave employment during the plan year due to retirement, disability or death will also share in the contribution. There were no Profit Sharing Contributions made for the 2001 plan year.

Employees may roll over funds into the Plan from other qualified plans.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) Ceres' contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

A participant's interest in the Company Match Contribution, Stock Match Contribution, and Profit Sharing Contribution allocated to the participant's account becomes vested based upon years of service as follows: 0% vested up to three years; 33% vested after three years; 67% vested after four years; and 100% vested after five years.

The accounts transferred from the Continental Retirement Savings Plan, which were merged into the Plan effective January 1, 2000 and included transfers of approximately $8,915,000 of participant account balances from a prior plan, were also fully vested except for the Continental General Employer Basic Contributions, which become vested based on years of service as follows: 0% vested up to three years; 20% vested after three years; 40% vested after four years; 60% vested after five years; 80% vested after six years; and 100% vested after seven years.

A. Description of the Plan (continued)

Participant Loans

Participants may borrow up to half of their vested account balance. The smallest amount that may be borrowed is $1,000; the largest amount that may be borrowed is the lesser of half of the participant's vested account balance or $50,000. Loan terms exceeding five years are permitted under the Plan. Participants may only have one outstanding loan at a time. A loan is secured by the balance in the participant's account and bears interest at the prime lending rate plus 1%.

Payment of Benefits

Upon termination of service, a participant may elect to receive any of the following individual benefit options or in combination with a partial one-sum cash payment:

- a one-sum cash payment;

- a deferred annuity;

- to continue their account until age 70 1/2; or

- installment payments.

Upon retirement or disability, a participant may elect to receive various benefit options or in combination with a partial one-sum cash payment:

- a one-sum cash payment;

- installment payments;

- joint and survivor annuity;

- full cash refund annuity;

- life annuity with 120 stipulated payments;

- life annuity; or

- continued account.

A. Description of the Plan (continued)

Upon death, the participant's account will be paid in the form of an annuity, installments or a one-sum cash payment.

Under any of the above circumstances, a participant will receive a one-sum cash payment if the account balance is $5,000 or less.

Investment Options

Upon enrollment in the Plan, participants may direct their participant contributions and any Profit-Sharing Contributions for investment in any of the investment options offered by the Plan. However, there are two exceptions to a participant's right to exercise investment control as follows:

- The first $1,000 of before-tax contributions that participant's direct for investment in the Company Stock Fund for any particular plan year must remain in the Company Stock Fund for a minimum of two years (to the extent they continue to be held under the Plan), commencing with the month those before-tax contributions actually are contributed and invested. This restriction does not apply to any investment in the Company Stock Fund, made with before-tax contributions that do not trigger Stock Match Contributions or before-tax contributions in excess of $1,000 that do not trigger a stock match; and

- All Stock Match Contributions, made by the Company because the participant agreed to invest all or portion of their before-tax contributions in the Company Stock Fund, must remain invested in the Company Stock Fund while held under the Plan.

Plan Termination

Ceres has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts and the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.

B. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented on a cash basis modified to the extent that net appreciation (depreciation) in the fair value of investments is recorded currently; certain other income, contributions and related assets are recognized when received rather than when earned; and certain expenses and related liabilities are recognized when paid rather than when incurred.

Valuation of Investments and Related Income

Ceres Group, Inc. Common Stock is valued at the last reported sales price of the stock on the last business day of the plan year. The Massachusetts Mutual Pooled Separate Investment Accounts are valued at the fair value, as determined by Massachusetts Mutual Life Insurance Company, or Massachusetts Mutual, of the underlying investments. The Massachusetts Mutual Deposit Administration Group Annuity Contract, or DAC, is valued at contract value. DAC funds deposited during 2001 were guaranteed to earn 6.25%. DAC Funds deposited as of December 31, 2000 were guaranteed to earn 6.20%. Guaranteed interest rates are determined annually by Massachusetts Mutual.

The aggregate cost of investment sales is the average cost per share or per unit at the time of the sale. Interest income is recorded when credited by Massachusetts Mutual.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Investments

Massachusetts Mutual serves as the trustee for certain assets of the Plan with the balance held in trust by Investors Bank & Trust Company of Boston, Massachusetts. During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Depreciation In Fair Value Of Investments
Ceres Group, Inc. Common Stock	$ (339,155)
Pooled Separate Accounts	(1,385,414)
Total	$(1,724,569)

Individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,	
	2001	**2000**
Deposit Administration Group Annuity		
Contract #FL-2372, variable interest rate—Guarantee Interest Fund	$8,029,421	$6,465,956
Pooled Separate Investment Accounts		
Massachusetts Mutual Separate Investment Account BP, Destiny Moderate Fund	4,469,452	6,731,480
Massachusetts Mutual Separate Investment Account A, Core Equity Fund	1,677,963	2,076,652
Massachusetts Mutual Separate Investment Account M, Balanced Fund (1)	889,969	1,091,120

(1) Below 5% at December 31, 2001.

9

D. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 7, 2000, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code, or the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E. Subsequent Events

Effective January 1, 2002, the Plan was amended and the following are the more significant changes:

- a participant's account vesting, based upon years of service, was accelerated as follows: 0% vested up to two years, vested after two years 25%, vested after three years 50%, vested after four years 75%, and 100% vested after five years;

- expanded the ability to rollover distributions from different types of qualified retirement plans;

- allowed all participants who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the calendar year to make catch-up contributions;

- reduced from twelve months to six months the amount of time that participants who receive a hardship distribution are prohibited from making elective deferrals and contributions under the Plan; and

- increased the annual dollar limit for annual contributions to the lesser of $40,000 and indexed thereafter for inflation in $1,000 increments, or 100% of the participant's compensation.

10

E. Subsequent Events (continued)

Effective June 1, 2002, the Plan was amended to include the following changes:

- increased deferral limit from 15% to 25% of compensation;

- prohibited after-tax contributions; and

- reduced the holding period from two years to one year for the Stock Match Contribution.

11

Ceres Group, Inc. 401(k) Plan

EIN: 34-0970995 Plan Number: 001
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2001

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Units/Shares/ Interest Rate	Current Value
*	Massachusetts Mutual Life Insurance Company	Deposit Administration Group Annuity Contract #FL-2372, variable interest rate, Guarantee Interest Fund	6.20-6.25%	$ 8,029,421
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account M, Balanced Fund (Babson)	2,602	889,969
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account A, Core Equity Fund (Babson)	378	1,677,963
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account E, Core Bond Fund (Babson)	698	796,571
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account BC, Destiny Conservative Fund	1,310	237,050
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account I, International Equity Fund (Oppenheimer)	1,175	302,914
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account BP, Destiny Moderate Fund	25,633	4,469,452
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account BA, Destiny Aggressive Fund	3,695	629,481
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account BE, Destiny Ultra Aggressive Fund	3,139	571,269
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account W8, Equity Growth (Am. Century)	2,776	295,258
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account S, Small Cap Equity (Babson)	326	238,624
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account L, Growth Equity (MFS)	4,311	395,373
*	Ceres Group, Inc	Ceres Group, Inc. Common Stock	177,480	813,774
*	Loan participants	Various maturities	5.75-10.50%	543,058
				$19,890,177

---

*   Denotes party in interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CERES GROUP, INC. 401(k) PLAN

By: /s/ Charles E. Miller, Jr.
_____

Charles E. Miller, Jr.
Plan Administrator


Dated: June 25, 2002